Response Biomedical Corporation
2007 Annual Report

THE POWER OF

Response Biomedical Corporation develops, manufactures and markets rapid point-of-care diagnostic tests for use with its portable RAMP® (Rapid Analyte Measurement Platform) Reader. RAMP, which is designed for clinical and environmental applications, sets a new performance standard in rapid diagnostic testing by providing laboratory quality information in minutes. RAMP diagnostic tests are ideally suited for point-of-care and lab use and are available worldwide for cardiovascular disorders, infectious diseases, biodefense and environmental virus detection. The RAMP system has potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.

Response Biomedical is a publicly traded company listed on the Toronto Stock Exchange, symbol RBM, and quoted on the OTC Bulletin Board, symbol RPBIF.

INNOVATION

To create strategic alliances

To create new applications

To unlock global markets

To build leadership

Our mission is to be an excellent developer and supplier of near-patient health-critical tests that enable our commercial partners to be leaders in their markets. Our partners and their customers choose our immunodiagnostic products because our core technology platform provides superior performance in accuracy, sensitivity and speed.

Highlights from 2007

Product Portfolio

  RAMP® NT-proBNP test for the diagnosis of congestive heart failure launched in Europe, Canada and China among other countries

  U.S. Food and Drug Administration application filed for market clearance of 3M Rapid Influenza A+B Test, which will be marketed by 3M Health Care to aid in the rapid, point-of-care diagnosis of influenza viral infections

  Completed development of RAMP® 200 Reader, the first in its class to simultaneously process multiple rapid diagnostic tests

Management Team

  S. Wayne Kay appointed chief executive officer and member of the Board of Directors

  Duane A. Morris appointed chief operating officer

Operations

  Lease signed for new 46,000-square-foot facility to house worldwide operations
  Production equipment acquired to increase capacity to four million RAMP test cartridges annually on a single shift operation

Corporate Finance

  $12 million private placement financing completed

  Common shares approved for listing on the Toronto Stock Exchange

Important Goals for 2008

Product Portfolio

  Cardiovascular disorders: receive FDA clearance of NT-proBNP Test

  Infectious diseases: receive FDA clearance of 3M Rapid Detection Flu A+B Test RAMP 200 Reader: launch new RAMP 200 Reader

Operations

  Scale-up the manufacturing of RAMP test cartridges

Marketing Partnerships

  Establish a global marketing partnership for our cardiovascular line of RAMP tests

Table of Contents

02 Letter to Shareholders 06 Technology Review 08 Operations Review 12 Forward Looking Statement 13 Management’s Discussion and Analysis 27 Consolidated Financial Statements 30 Notes to the Consolidated Financial Statements Inside back cover Corporate Information

LETTER TO SHAREHOLDERS

e set ambitious goals for 2007 to transition our business from primarily developing point-of-care diagnostics to commercializing our products globally. I am pleased to report that we made important progress toward marketing our products and becoming an important player in the rapid point-of-care diagnostics marketplace.

Notably, we launched our RAMP® NT-proBNP assay for congestive heart failure in key international markets, filed for U.S. Food and Drug Administration (FDA) market clearance of this cardiac marker and the 3M Rapid Detection Flu A+B Test, and completed development of our next-generation RAMP® 200 Reader. In addition, our common shares were moved to Canada’s senior exchange, the Toronto Stock Exchange.

We nevertheless fell short of achieving all our objectives. Despite strong support from industry advocates and independent validation for our RAMP NT-proBNP test, FDA clearance to market this promising test in the United States has yet to be obtained. Likewise, discussions with multinational companies to generate interest in establishing a partnership to market our cardiovascular product line globally are ongoing.

Entering 2008, however, Response Biomedical is well positioned to accelerate its growth. Our leadership team and product line are stronger than ever. We have marketing and product development partnerships with two leading international companies, 3M Company and Shionogi & Co. Ltd., and we are preparing to scale-up manufacturing at our new state-of-the-art production facility.

Response Biomedical is evolving
Our immediate goal is to build market leadership in quantitative point-of-care diagnostics with our RAMP products for cardiovascular and infectious diseases testing. To achieve this goal, we continue to focus our resources internally on product development while collaborating with multinational companies and distributors to commercialize our products. Our business is a classical razor/razor blade model, thus market-leading multinational clinical diagnostic partners are capable of rapidly introducing the RAMP instrument to a large number of hospitals and clinics. Such quick market penetration requires large sales forces who are visiting hospitals and clinics every day. In 2007, we again witnessed the effectiveness of this strategy as we continued our transition from the lab to the marketplace.

In our cardiovascular product line, we made gratifying progress with our RAMP NT-proBNP test for rapid diagnosis of congestive heart failure. The test received regulatory approval in 2007 for sale in Canada and China.

The European CE Declaration to market the NT-proBNP Test in Europe was completed in late December 2006. We sell the test through distributors in 12 countries.

We have filed with the FDA for the regulatory clearance of our RAMP NT-proBNP test in the United States. This is the first whole-blood test for NT-proBNP to be presented to the FDA. We believe, as do leading clinicians in the field, that it is a major step forward in whole-blood tests for the rapid, accurate diagnosis of congestive heart failure.

The FDA, though, is dealing with extraordinary advances in scientific discoveries and with many complex products submitted for review. These challenges have contributed to evolving requirements for pre-market FDA reviews that have slowed the product pipeline for the in vitro diagnostics sector, including for Response Biomedical. We are formalizing the final submission of additional information requested by the FDA and are hopeful that we will receive clearance to allow us to market this test in the United States.

In our infectious disease business, we filed a 510(k) submission in mid-2007 with the FDA seeking clearance to market the 3M Rapid Detection Flu A+B Test in the United States. We have since collected additional non-clinical data to support and complete our submission. We are hopeful for FDA clearance of this product in 2008. 3M Health Care anticipates launching the test prior to the 2008-09 flu season in certain markets around the world.

During 2007, we collaborated with 3M to develop the 3M Rapid Detection Staph Aureus Test. After reviewing all opportunities to build this franchise, however, it was determined, due to current market limitations, that the

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resources of both companies are better utilized in markets of greater opportunity. Consequently, development work for the 3M Rapid Detection Staph Aureus Test is on hold. We are in the meantime actively exploring opportunities to develop other infectious disease tests with 3M for large and growing markets.

Operationally, we remain a development-stage company. Since starting our search for a marketing and technical partner for our cardiovascular product line in 2007, we have delayed enlisting new distributors for these products. Many companies have approached us seeking distributorships, but we believe that a single global partner offers the potential for better long-term business success. Despite the constraint on sales growth in 2007 that this approach has meant, we sold our cardiovascular testing products in more than 20 countries.

We have sufficient working capital to see us through milestones in the first half of 2008, having completed a private placement of our common shares in July 2007 that generated net proceeds of $11.1 million. We raised additional capital of more than $3.7 million through the exercise of warrants in March of 2008. In December 2007, we received approval to upgrade the listing of our common shares from the TSX Venture Exchange to Canada’s senior exchange, the Toronto Stock Exchange. This provides us with broader exposure to global investors and better supports our growth objectives.

Our product line is growing
As expected, we completed the development of our RAMP 200 Reader in 2007. We plan to release the unit for sale worldwide during the first half of 2008.

RAMP 200 builds on our core technology and is the first in its class to process multiple tests simultaneously. This improved functionality gives the clinician flexibility to define appropriate paneling for each patient, which meets rising demand for broader diagnostic menus. The modular design of the system allows configurations for either two, four or six simultaneous scans, bringing it closer to full-scale lab testing than any other point-of-care test system.

In fact, we believe RAMP 200 establishes a new performance standard by providing lab-quality diagnostic test results in less than 20 minutes. Other analyzer systems lack the accuracy of our tests in many instances, and laboratory tests can take substantially more time to yield the same high-quality test results. RAMP 200 also adds new advantages in ease-of-use and in connectivity with hospital information systems.

Our long-term objective is to maximize the versatility of our RAMP system and to expand into new diagnostic applications as market opportunities present themselves. To date, we have demonstrated the ability of the RAMP system to accurately perform rapid diagnostic tests for cardiovascular disorders, infectious diseases, biodefense and environmental virus detection. Much more, however, is possible, as we believe RAMP has the potential to be applied to more than 200 point-of-care diagnostic tests.

Typically, a RAMP test takes 15 to 24 months from the feasibility stage to commercialization, including regulatory clearance. This fast development cycle, combined with patent protection until 2022, provides considerable opportunity to expand our intellectual property portfolio. Future innovations in our RAMP assay and Reader development programs promise to keep our product pipeline active for many years.

Our manufacturing capability is expanding
We have begun to increase our manufacturing capability to meet the anticipated needs of our marketing partners for millions of RAMP test cartridges annually.

In 2007, we designed and acquired equipment that is expected to increase our manufacturing capacity to 4 million test cartridges annually in a single shift operation. Our new plant, moreover, is readily expandable to over 15 million test cartridges annually on a three-shift basis to support future growth.

We plan to install and validate the new production equipment beginning in April 2008 after moving our operations to a 46,000 square foot facility in Vancouver, British Columbia. This location also gives us room to expand our product development activities in new, state-of-the-art laboratories.

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Our partners and their customers choose our immunodiagnostic products because our core technology platform provides superior performance in terms of accuracy, sensitivity and speed.

Our leadership team is stronger
Our Board approved two significant additions to our leadership team in 2007 that further strengthen our organization.

Duane Morris was appointed chief operating officer with responsibility for our operational and strategic leadership of the research, development and manufacturing functions. Duane, who was most recently with GlaxoSmithKline, brings more than 30 years of pharmaceutical, biomedical and biotechnology experience that will benefit us immensely.

In September 2007, I was appointed chief executive officer and a member the Board. I look forward to applying my experience developing, manufacturing and marketing rapid point-of-care diagnostics to help Response Biomedical realize its considerable potential.

These two executive appointments conclude the transition of our leadership team that began in 2006 with a new Board of Directors. I thank Response Biomedical co-founders Bill Radvak and Brian Richards for their unwavering vision and tenacity during the entrepreneurial phase of the company’s growth.

Our future looks promising
The healthcare needs of the world’s aging population are placing increasing pressure on health providers to reduce costs. Consequently, we are witnessing a growing emphasis on preventive medicine and diagnostic testing. This trend is leading to the adoption of point-of-care diagnostics for screening, for emergency applications and for monitoring the health status of the patient. We see robust growth opportunities in this environment for cardiovascular disease diagnosis, especially for our RAMP NT-proBNP test and for infectious diseases testing.

Our goal is to be a leading provider of point-of-care diagnostics worldwide. We have taken important steps to achieving this goal through marketing partnerships with 3M Company for infectious diseases and with Shionogi & Co. Ltd. of Japan for our BNP cardiac marker test. These alliances have helped us cultivate support among scientific and medical thought leaders and clinical recognition for our products. We believe our partners will build a large installed instrument base and significant sales for our disposable partnered assay products.

Our priority is to secure a global marketing partner that will help speed market penetration for our cardiovascular business. We conducted discussions with several potential partners in 2007. It is evident that there is considerable interest in the performance levels of our cardiac tests, in the unique features of our new RAMP 200 Reader and in the expandability of our RAMP platform. Although we have yet to announce a partner, we remain confident of an agreement soon that will allow us to fully exploit the potential of the RAMP system in this important test area.

I expect the next 12 months will be pivotal for Response Biomedical. Our plan to shift from multiple distributors of our RAMP cardiovascular tests to a partnership with a global leader in diagnostics is key to achieving our goals. Once this partnership is in place, we expect our company to enter an accelerated growth phase.

In the meantime, our immediate goals are to

  obtain FDA clearance for our RAMP NT-proBNP test and the 3M Rapid Detection Flu A+B Test extend our infectious disease product line for 3M Company
  expand manufacturing at our new production facility

I thank our employees for their contributions in 2007 to achieve goals that would test organizations many times our size. You worked hard and smart through successes and challenges as we sought multi-jurisdictional regulatory approvals and completed development of the RAMP 200 Reader. We’ve emerged as a stronger team ready to face future challenges.

I also thank our shareholders for their continued loyalty and support as we work to deliver on the promise of the RAMP system.

Sincerely,

S. Wayne Kay
Chief Executive Officer

March 31, 2008

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Our goal is to be
the leading provider
of point-of-care
diagnostics worldwide.

TECHNOLOGY REVIEW

The RAMP® system provides healthcare professionals at the point-of-care with lab-quality diagnostic blood test results in less than 20 minutes. By producing accurate results faster than a centralized laboratory, RAMP has the capacity to speed point-of-care diagnosis, reduce the number of unnecessary diagnostic procedures and improve patient care.

Our platform technology can potentially be adapted to more than 200 medical and non-medical tests currently performed exclusively in laboratories. This makes RAMP ideally suited for use worldwide in physicians’ offices, medical clinics and hospital emergency departments as well as in laboratories. RAMP also has numerous applications in public health and safety.

RAMP diagnostic tests are available for clinical and environmental applications in four markets:

  Cardiovascular disorders
  Infectious diseases
  Biodefense
  Environmental virus detection

How RAMP works

The RAMP system consists of a portable scanning fluorescence analyzer and single-use, disposable test cartridges. The system incorporates self-diagnostics and internal electronic and reagent quality assurance checks to mitigate the risk of error. RAMP ensures optimal instrument performance through internal quality tests on start-up and at specified intervals.

The RAMP Internal Standard Zone confirms correct operator technique and cartridge performance for every test. If errors or miscues occur, the RAMP Reader automatically displays error codes or messages and will

Test Principle

1.	Specific antibodies attached to fluorescent-dyed latex particles bind to the analyte of interest

2.	The fluid sample is then transported through the strip by capillary action

3.	Detection Zone: Latex particles bound to analyte are captured

4.	Internal Standard Zone: Unbound latex is captured and used as an internal calibrator

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not report an invalid result. The Internal Control Zone also functions as an internal test calibrator to compensate for assay variables and provide increased assay accuracy. These features ensure robust system performance and increase user confidence for diagnostic and critical response decision making.

An evolving platform
In 2008, we will introduce a new RAMP Reader to the clinical marketplace. The RAMP 200 will be the first in its class to allow independent and simultaneous performance of up to six independent assays.

For the clinician, the RAMP 200 will provide more flexibility to define the tests required for optimal patient care without the need to wait for sequential analyses. The Reader frees clinicians from having to use predefined panels that may include clinically unnecessary and non-reimbursable tests.

For the hospital testing environment, the RAMP 200 Reader offers the remote definition of compliance features, remote access to data stored on the instrument and the flexibility to ensure regulatory and accreditation compliance in diverse locales.

The RAMP Ratio

RAMP measures fluorescence at the Detection and Internal Standard Zones. Replicates of standards tested in the RAMP Assay show that even extreme differences at the Detection Zone can be corrected by use of the RAMP Ratio. Replicates with higher levels at the Detection Zone also show higher levels of fluorescence measured at the Internal Standard Zone. The RAMP Ratio calculated between these two zones corrects for test-to-test variations. Without the Ratio, fluorescence at the Detection Zone would be measured alone, leading to extremely variable results. This makes RAMP more accurate than other tests.

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OPERATIONS REVIEW

Cardiovascular Product Line

Congestive Heart Failure

Market potential
Congestive heart failure affects approximately 23 million people worldwide and is one of mankind’s most prevalent and costly cardiac disorders. According to the American Heart Association, nearly 5 million people in North America have the disease, with some 660,000 new cases diagnosed each year. The estimated cost of congestive heart failure in the United States for 2008 is $34.8 billion.

Healthcare facilities have two primary goals for dealing with cardiovascular disease: increase the speed of diagnosis and improve diagnostic accuracy by distinguishing heart failure from non-cardiac conditions. Meeting these goals allows hospitals to reduce the numbers of patients undergoing expensive and unnecessary diagnostic procedures.

RAMP® opportunity
The conventional diagnosis and assessment of congestive heart failure involves physical examinations and chest X-rays. These methods, however, are often inconclusive, making accurate diagnoses difficult and time-consuming.

In contrast, blood tests for the presence of NT-proBNP and BNP peptides are widely recognized as definitive in diagnosing congestive heart failure. Testing for NT-proBNP in particular has shown the potential to significantly reduce the healthcare costs associated with the diagnosis and management of congestive heart failure patients. The market potential for these blood tests approaches US$1.0 billion annually.

Response Biomedical has commercialized a RAMP NT-proBNP test under license from Roche Diagnostics. The test is commercially available in major countries worldwide, except the United States. In addition, through a partnership with Shionogi & Co. Ltd., a Japanese pharmaceutical company, Response Biomedical sells a BNP marker test under the trademark SHIONOSPOT® BNP. This is the only point-of-care BNP test in the Japanese market.

RAMP whole-blood assays for NT-proBNP and BNP can rule out acute heart failure at accuracy levels comparable to laboratory analyzers. And with results available in 15 minutes, the assays allow for the rapid initiation of appropriate patient treatment.

2007 Progress and Achievements

  Launched the RAMP NT-proBNP assay in Europe, Canada, China and other countries

  Sales increased steadily in non-U.S. markets through more than 20 distributors

Status at December 31, 2007

  Awaiting FDA regulatory clearance to market the NT-proBNP assay in the United States

  Seeking a global leader in clinical diagnostics to serve as a marketing partner

2008 Priorities and Opportunities

  Obtain FDA regulatory clearance to market NT-proBNP assay in the United States

  Establish a strategic alliance for the development of cardiovascular products and markets

Acute Myocardial Infarction

Market potential
Acute myocardial infarction, commonly known as a heart attack, is a leading cause of death globally. In the U.S. alone, hospital cardiac care units admit approximately 1.5 million people annually for serious chest pain, often a warning sign of heart attack. Yet only 30% of these patients receive a diagnosis of threatened or confirmed heart attack.

RAMP® opportunity
For those who suffer a heart attack, rapid diagnosis and proper medical attention are critical to achieving favourable outcomes. Cardiac markers released into the blood following a heart attack are key in making an accurate diagnosis. Myoglobin, Troponin I and CK-MB are three of the most commonly utilized diagnostic markers.

The RAMP cardiac marker tests accurately detect each of the key markers faster than a traditional lab analysis. We distribute these tests globally.

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Healthcare facilities have two primary goals for dealing with cardiovascular disease: increase the speed of diagnosis and improve diagnostic accuracy by distinguishing heart failure from non-cardiac conditions.

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2007 Progress and Achievements

  RAMP cardiac marker tests introduced in Europe and China

Status at December 31, 2007

  Sales of cardiac tests continue to grow through more than 20 regional distributors

2008 Priorities and Opportunities

  Meet growing demand for additional markers used to diagnose cardiovascular health by identifying promising markers and conducting feasibility studies

Infectious Disease Product Line

Most conventional methods of infectious disease diagnosis are time and labour intensive. Lab testing requires the culturing of suspect viruses or bacteria. This can take 24 hours or longer and prohibits immediate therapeutic intervention and early treatment.

RAMP’s clinical infectious disease testing has the potential to improve patient outcomes. Physicians are able to make accurate medical decisions in approximately 15 minutes from initiating the test.

Partnership with 3M Company

In late 2006, we entered a strategic alliance with 3M Company to co-develop an infectious diseases line of products and to capture a sizeable market share for these products.

During 2007, the partnership studied strategies for positioning RAMP in the marketplace and previewed the technology under development at several professional medical society meetings hosted by 3M. In addition, 3M invested in marketing research and conducted clinical investigational evaluations of the system, which will be marketed as 3M Rapid Detection. These activities revealed significant interest in the platform for its sensitivity, automation, and quality controls.

Influenza

Market potential

According to the World Health Organization, annual flu epidemics are thought to result in between three and five million cases of severe illness and between 250,000 and 500,000 deaths every year around the world. Most deaths currently associated with influenza in industrialized countries occur among the elderly over 65 years of age.

RAMP® opportunity: 3M Rapid Detection Flu A+B Test

The limited sensitivity of current rapid screening tests creates a substantial market opportunity for a fast, high-sensitivity flu test. Improved rapid screening enables early detection and the containment and treatment of patients.

The focus of our 3M partnership is a new rapid screening test for influenza A and B (Flu A+B). These are highly contagious diseases that attack the respiratory tract in humans.

2007 Progress and Achievements

  Clinical trials indicate that the RAMP system produces reliable information with performance improvements over established rapid immunoassays

  510(k) submission to the FDA seeks clearance for 3M Rapid Detection Flu A+B Test in the U.S.

  3M embarked on customer acquisition program to allow major U.S. healthcare sites to evaluate the platform

  Development begins for new infectious disease test from 3M

Status at December 31, 2007

  Waiting FDA clearance of 3M Rapid Detection Flu A+B Test

2008 Priorities and Opportunities

  FDA clearance expected in 2008

  3M plans to launch its Rapid Detection Flu A+B Test prior to the 2008–09 flu season in certain parts of the world

  Seek opportunities to develop additional infectious disease tests with priority on large and growing markets in which 3M can maximize its marketing and technical strengths

Non-clinical Applications

Biodefense

RAMP Biodefense tests provide first responders, military personnel, public safety workers and those responsible for facility security with on-site detection of anthrax, ricin, botulinum toxin and smallpox. These commercially available tests quickly and confidently identify and classify threats as real or hoax.

RAMP Anthrax is the only commercially available, portable anthrax test to meet the new standards set by the Association of Official Agricultural Chemists (AOAC) International. The AOAC is a scientific association committed to raising worldwide confidence in analytical results.

2007 Progress and Achievements

  RAMP Biodefense listed as the sole portable biodetection device in the U.S. Department of Homeland Security-sponsored Commercial Equipment Direct Assistance Program

Status at December 31, 2007

  The installed base of systems continues to grow at a steady rate

  Revenue shifts from new systems sales to test kit reorders

2008 Priorities and Opportunities

  Opportunistically, seek new global distribution opportunities

Environmental Virus Detection

West Nile Virus

Vaccines are not available to prevent human West Nile Virus (WNV) infection and drugs cannot treat the virus. Early detection, therefore, is critical to containing the spread of WNV and to preventing human transmission of the disease.

The RAMP WNV Test is a pre-screening test used for identifying West Nile Virus in mosquitoes and birds. Independent evaluations confirm that our test is 100 times more sensitive than the next most competitive rapid test.

Our sole U.S. distributor, Adapco Inc, is the largest supplier of mosquito control products in the United States.

2007 Progress and Achievements

  Revenue shifts from new systems sales to test kit reorders as installed base grows

Status at December 31, 2007

  Test kit sales remain stable despite slow down in new RAMP Reader sales

2008 Priorities and Opportunities

  Opportunistically, seek new distribution opportunities in Canada and other countries affected by West Nile Virus

RESPONSE BIOMEDICAL CORPORATION

Forward Looking Statement
Statements contained in this annual report relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

RESPONSE BIOMEDICAL CORPORATION

Management’s Discussion and Analysis
of Financial Condition and Results of Operation

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2007 and 2006, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at March 28, 2008.

Overview

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has eleven tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company has invested significantly to increase its automated manufacturing capacity in advance of expected growth in demand for its products. In 2008, the Company plans to launch a new high throughput instrument and two additional rapid clinical tests, a NT-proBNP Test for the detection and diagnosis of congestive heart failure, as well as an Influenza A+B Test.

The Company currently has partnerships with two sales and marketing partners, Shionogi & Co. Ltd. of Japan for its BNP Test and 3M Company for its infectious disease products. Response Biomedical is in the process of negotiating to grant exclusive rights to a partner to market and sell its cardiovascular products outside of Japan. This has caused existing distributors to not invest in selling its products in this market. As a result, sales in 2007 have remained relatively flat with declining gross margins, which are expected to increase again as sales volumes rise.

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the year ended December 31, 2007 decreased 6% to $2,222,642 compared to $2,356,187 in 2006.

Vector products (West Nile Virus) revenue for the year ended December 31, 2007 decreased 22% to $506,631 compared to $646,032 in 2006.

Biodefense products revenue for the year ended December 31, 2007 increased 6% to $827,971 compared to $784,118 in 2006.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2007 decreased 17% to $526,872 compared to $633,721 in 2006.

RESPONSE BIOMEDICAL CORPORATION

As at December 31, 2007, the Company had $8,204,647 in cash and cash equivalents and short-term investments, a decrease of $962,209 compared to $9,166,856 as at December 31, 2006. As at December 31, 2007, the Company had a working capital balance of $8,171,297 a decrease of $1,102,496 compared to $9,273,793 as at December 31, 2006.

During the year ended December 31, 2007, the Company obtained (net of issue costs) $689,412 in cash through the issuance of shares related to the exercise of stock options, $1,741,159 through the exercise of warrants, and $11,123,331 through private placement.

2007 operational milestones included:

  In January 2007, the Company announced that it had commercially launched its RAMP NT-proBNP Test for the diagnosis of congestive heart failure in Europe;

  In January 2007, the Company announced that it had been issued a notice of allowance by the United States Patent and Trademark Office for the patent entitled "sensitive immunochromatographic assay", a patent that covers key aspects of the Company’s lateral flow immunoassays with the RAMP point-of-care testing platform;

  In February 2007, the Company appointed Duane A. Morris to the role of chief operating officer responsible for the operational and strategic leadership of the research, development and manufacturing functions of the Company. Mr. Morris replaced Brian G. Richards, a co-founder of the Company;

  In May 2007, the Company announced that it had entered into a long-term agreement with an affiliate of Alexandria Real Estate Equities, Inc. to lease a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company's operations beginning in early 2008. Initial capital modifications to the facility are being financed by the landlord and managed by the Company;

  In June 2007, the Company announced that it had filed a US Food and Drug Administration (“FDA”) 510(k) submission seeking clearance to market a rapid Influenza A+B test. The test manufactured by Response will run on the RAMP platform and, once clearance is received, will be marketed and sold exclusively by 3M Health Care as the 3M(TM) Rapid Detection Flu A+B Test;

  In June 2007, the Company announced that it had been granted a medical device license by Health Canada to market its RAMP NT-proBNP Test in Canada;

  In July 2007, the Company closed a private placement financing for net proceeds of $11,123,331 whereby it issued 12,000,000 common shares at a price of $1.00 for each common share;

  In September 2007, the Company announced the appointment of S. Wayne Kay as Chief Executive Officer. Mr. Kay was also appointed to the Company’s Board of Directors. Mr. Kay replaced William J. Radvak, a co-founder of the Company; and

  In December 2007, the Company announced that its common shares had been approved for listing on the Toronto Stock Exchange (“TSX”) and would no longer trade on the TSX Venture Exchange. Trading on the TSX commenced December 21, 2007 under the symbol “RBM”.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in note 2 to the audited consolidated financial statements as at December 31, 2007. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2007 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

RESPONSE BIOMEDICAL CORPORATION

Revenue Recognition
Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and Development Costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Deferred Lease Inducement
Lease inducements arising from non-repayable leasehold improvement allowances and rent-free inducements received from the landlord are being amortized to reduce rent expense over the term of the lease on a straight-line basis.

Stock-Based Compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 13(c) to the audited consolidated financial statements as at December 31, 2007. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures on each reporting period on stock options granted to executive officers, directors, employees and consultants.

Warranty Accruals
The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in Accounting Policies and Recent Accounting Pronouncements

Changes in Accounting Policies
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period-consolidated financial statements.

Comprehensive Income
CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

RESPONSE BIOMEDICAL CORPORATION

Financial Instruments – Recognition and Measurement
Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs are included in the carrying amounts of financial instruments as they are carried on the balance sheet. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company classified its cash and cash equivalents, restricted cash, short-term investments, and restricted investment as held-for-trading. Trade receivables and other receivables are classified as loans and receivables. Accounts payable, holdback payable and repayable leasehold improvement allowance are classified as other financial liabilities.

The adoption of these accounting policy changes has not had a material impact on the Company’s financial position as at January 1, 2007.

Recent Accounting Pronouncements
The Accounting Standards Board has issued the following recommendations:

CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These new standards are applicable to fiscal years beginning on or after October 1, 2007. The Company will adopt these new standards on January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The Company will adopt this standard January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

Results of Operations
For the years ended December 31, 2007 and 2006:

Revenue and Cost of Sales
Revenues from product sales for the year ended December 31, 2007 decreased 6% to $3,557,244 compared to $3,786,337 for the same periods in 2006.

Clinical products revenue for the year ended December 31, 2007 decreased 6% to $2,222,642 compared to $2,356,187 for the same period in 2006. The decrease is mainly due to decreased reader sales offset partially by increased test sales. Test sales have increased mainly as a result of servicing a larger customer base. In the long-term, the Company expects clinical products revenue to increase as new products are launched and the Company scales up and automates its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of cardiac product orders from its distributors.

West Nile Virus revenue for the year ended December 31, 2007, decreased 22% to $506,631 compared to $646,032 in 2006. This decrease is primarily due to a reduction in new placements as opportunity for additional market penetration has been limited. In the future, the Company expects the sales of West Nile Virus products to continue at similar levels.

RESPONSE BIOMEDICAL CORPORATION

Biodefense products revenue for the year ended December 31, 2007, increased 6% to $827,971 compared to $784,118 in 2006. The variability is primarily due to the timing of significant one-time bio-defense system orders. In the future, the Company expects this variability to continue.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2007 decreased 17% to $526,872 compared to $633,721 in 2006. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects this variability to continue.

Included in total revenues of $4,084,116 for the year ended December 31, 2007 [2006 - $4,420,058] was $100,764 [2006 -$163,558] of revenue recognized that was deferred from prior periods and did not result in cash in the current periods.

Cost of sales for the year ended December 31, 2007 was $3,201,626 compared to $2,311,412 in 2006, an increase of 39%. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin from product sales for the year ended December 31, 2007 was 10% compared to 39% in 2006. The decrease in gross margin is primarily due to a decrease in higher margin reader sales and increased costs related to the implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. Further contributing to the reduced margin are increased payroll, recruiting costs and other expenses incurred to support the scale up of manufacturing operations. The Company expects variation in gross margin based on product mix and, in the short term, lower gross margins due to the scale up and automation of its manufacturing operations in anticipation of growth in its clinical products business.

Expenses
Research and development expenses for the year ended December 31, 2007 increased to $7,167,758 from $6,393,641 in 2006, an increase of 12%. The increase is primarily due to higher payroll costs to support product development activities in the amount of $364,000, higher costs incurred by the Company in the development of a next generation RAMP reader in the amount of $234,000, increased legal fees incurred in relation to patents and trademarks totaling $178,000, short term incentive plan accruals in the amount of $73,000 and increased stock based compensation expense totaling $20,000. This increase is partially offset by a reduction in allocated overhead, amortization and administrative expenses totaling $89,000.

Marketing and business development expenses for the year ended December 31, 2007 were $2,457,621 compared to $2,597,189 in 2006, a decrease of 5%. The decrease is largely due to a reduction in selling expenses totaling $111,000 primarily related to lower advertising costs, lower professional fees related to clinical support activities totaling $108,000, lower stock-based compensation expense totaling $75,000, and decreased travel costs in the amount of $15,000. This decrease is offset by increased payroll costs and incentive plan accruals in the amount of $79,000, increased overhead, amortization and administrative expenses totaling $70,000, and higher legal costs related to potential partnering activities in the amount of $38,000.

General and administrative expenses for the year ended December 31, 2007 were $5,029,195 compared to $2,545,713 in 2006, an increase of 98%. The increase in 2007, is primarily due to an additional rent expense charge of $753,000 related to the rent free period of the new facility lease agreement, transitional executive salary costs in the amount of $380,000, increased payroll costs and recruitment expenses incurred for human resources, investor relations and accounting personnel totaling $375,000, costs incurred for compliance with US Sarbanes-Oxley Act totaling $285,000, strategic consulting services fees of $250,000 incurred in relation to a private placement financing in July 2007 and fees incurred in relation to listing the Company’s common shares on the TSX in the amount of $155,000. In addition, the increase in 2007 is due to increased travel expenses in the amount of $105,000, incentive plan accruals totaling $91,000, higher stock-based compensation expense in the amount of $91,000, higher audit costs totaling $78,000 and executive recruitment costs in the amount of $69,000. This increase is partially offset by lower consulting fees in the amount of $83,000, director’s joining fees incurred in 2006 but not in 2007 in the amount of $80,000 and decreased allocations for overhead and administrative charges totaling $65,000.

RESPONSE BIOMEDICAL CORPORATION

Other Income/Expenses
For the year December 31, 2007, miscellaneous interest expense amounted to $851 compared to $74,849 in 2006 for debentures, including accretion, a line of credit and other interest expense.

Amortization of deferred financing costs for the year ended December 31, 2007 was $Nil [2006 - $37,926]. The 2006 costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and finance costs related to convertible debentures issued in October 2005.

During the year ended December 31, 2007, the Company earned interest income of $359,543 [2006 - $135,663] relating to higher average funds on deposit.

During the year ended December 31, 2007, the Company had foreign exchange losses of $491,979 [2006 - $76,719]. The increased foreign exchange loss is largely due to significant balances of cash and cash equivalents and short term investments held in US dollars affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of the period. The exchange rate as at December 31, 2007 was $1.0120 US per CDN dollar [December 31, 2006 – $1.1652 US per CDN dollar].

Loss
For the year ended December 31, 2007, the Company reported a loss of $13,901,041 or $0.12, compared to a loss of $9,328,167 or $0.10 per share for 2006. The increase in loss for the year ended December 31, 2007 compared to 2006 is primarily due to decreased margins on product sales, increased research and development activity, higher compensation expenses, additional rent expense for the rent free period of the new facility lease agreement, additional costs related to compliance with the US Sarbanes-Oxley Act, and foreign exchange losses as a result of cash and cash equivalents and short-term investments held in US dollars partially offset by increased interest income.

For the years ended December 31, 2006 and 2005:

A comparison of the results of operations for the years ended December 31, 2006 to 2005 is disclosed in the Management Discussion and Analysis as at and for the year ended December 31, 2006, dated April 25, 2007.

Selected Annual Information for 2007, 2006 and 2005

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2007	2006	2005
	$	$	$
Product Revenue	3,557,244	3,786,337	3,088,638
Cost of Sales	3,201,626	2,311,412	1,652,033
Gross Profit	355,618	1,474,925	1,436,605
Gross Margin on Product Sales	10%	39%	47%
Services Revenue	526,872	633,721	401,042
Total Revenue	4,084,116	4,420,058	3,489,680
Expenses	14,654,574	11,536,543	10,092,920
Loss for the Year	13,901,041	9,328,167	8,424,983
Loss per Share – Basic and Diluted	0.12	0.10	0.12
Total Assets	17,938,351	12,966,931	2,253,939
Total Long-Term Obligations (1)	2,941,295	—	1,012,584

(1) The long-term obligation balance in 2007 of $2,941,295 represents the lease inducements recorded as a result of the Company’s 15 year lease agreement for a new premise as described in note 11 to the consolidated financial statements as at December 31, 2007.

The long-term obligation balance in 2005 of $1,012,584 represents the accounting value as at December 31, 2005 of $1,579,000 principal in convertible redeemable debentures as described in note 10 to the consolidated financial statements as at December 31, 2007

RESPONSE BIOMEDICAL CORPORATION

Summary of Quarterly Results

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended December 31, 2007.

	2007	2007	2007	2007	2006	2006	2006	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Product Revenue	919,053	869,738	687,989	1,080,464	945,165	1,356,506	812,070	672,596
Cost of Sales	986,724	803,009	731,981	679,912	594,970	788,367	518,750	409,325
Gross Profit	-67,671	66,729	-43,992	400,552	350,195	568,139	293,320	263,271
Gross Margin on
Product Sales	-7%	8%	-6%	37%	37%	42%	36%	39%
Services Revenue	63,220	152,105	311,547	0	178,528	79,309	310,295	65,589
Total Revenue	982,273	1,021,843	999,536	1,080,464	1,123,693	1,435,815	1,122,365	738,185
Expenses	4,379,794	3,110,219	4,007,605	3,156,956	4,032,526	2,507,170	2,605,643	2,391,204
Loss for the Period	4,299,946	2,892,230	3,987,766	2,721,099	3,431,451	1,833,288	1,872,023	2,191,405
Loss per Share –
Basic and Diluted	0.07	0.02	0.03	0.02	0.03	0.02	0.02	0.03
Total Assets	17,938,351	16,473,216	7,593,556	10,431,436	12,966,931	5,936,076	8,206,769	10,164,602

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s distributors in China and Japan;
  The timing of significant bio-defense system orders; and
  Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this target market.

Quarter to quarter variability in contract service fees and revenue from collaborative research agreements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The losses reported are primarily the result of decreased margins on product sales due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in it’s clinical products business, increased research and development expenditures for new product development and improvements to current products and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In 2005, the Company experienced greater direct sales, marketing and business development expenditures and since the first quarter of 2006 altered it’s sales strategy putting a relatively greater emphasis on the utilization of distributors and partners.

Fourth Quarter

Total revenue for the quarter ended December 31, 2007 decreased to $982,273 from $1,123,693 compared to the quarter ended December 31, 2006, a decrease of 13%. Product sales for the quarter ended December 31, 2007 decreased to $919,053 from $945,165 for the same period in 2006, a decrease of 3%. The decrease was largely due to fewer sales of readers. Service revenue for the quarter ended December 31, 2007 decreased by 65% to $63,220 from $178,528 for the same period in 2006. The decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Gross profit margin from product sales for the quarter ended December 31, 2007 decreased to negative 7% from 37% for the same period in 2006 due to reduced sales of readers and a higher proportion of lower margin test sales.

Expenses for the quarter ended December 31, 2007 were $4,379,794 compared to $4,032,526 in 2006, an increase of 9%. The increase in 2007, is primarily due to an additional rent expense charge of $322,000 related to the rent free period of the new facility lease agreement, higher stock-based compensation expense in the amount of $305,000, strategic consulting services fees of $250,000 incurred in relation to a private placement financing in July 2007, increased payroll costs totaling $207,000, fees incurred in relation to listing the Company’s common shares on the TSX in the amount of $155,000 and higher audit fees totaling $130,000. This increase is partially offset by lower consulting fees totaling

RESPONSE BIOMEDICAL CORPORATION

$366,000, decreased license fees in the amount of $290,000, lower expenses for research and development activities totaling $208,000, lower overhead and administrative charges in the amount of $94,000, reduced legal expenses totaling $69,000 and fewer selling expenses totaling $23,000.

Total assets as at December 31, 2007 increased to $17,938,350 from $12,966,931 as at December 31, 2006, an increase of 38%. The increase is due to the leasehold improvements inducement capitalized as a result of the Company’s 15 year lease agreement for a new premise in the amount of $2,414,359, funds receivable for expenditures related to building upgrades for the new facility in the amount of $1,043,917 and amounts capitalized in relation to a deposit paid for office furnishings related to the new facility in the amount of $416,830.

Liquidity and Capital Resources

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2007, the Company has raised approximately $71.6 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at December 31, 2007, the Company had a working capital balance of $8,171,297 a decrease of $1,102,496 compared to $9,273,793 as at December 31, 2006. With the growth of its operations, the Company’s requirements for working capital are increasing; accordingly, during the year the Company closed a private placement equity financing generating net proceeds of $11,123,331. For the year ended December 31, 2007, the Company relied primarily on cash on hand, proceeds from private placement, and exercise of share purchase warrants and stock options to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended December 31, 2007, the Company incurred losses of $13,901,041 compared to $9,328,167 in 2006. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the funds on hand, exercise of warrants and options, funding from partners, issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at December 31, 2007, the Company had 12,094,534 warrants outstanding at an exercise price of $0.62 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 10,578,375 stock options outstanding of which 2,548,057 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $1.7 million.

Commitments and Contractual Obligations

As at December 31, 2007, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	41,592	19,896	19,896	1,800	—
License Fees	99,000	11,000	33,000	22,000	33,000
Equipment	541,353	541,353	—	—	—
Repayable Leasehold Allowance	16,364,370	1,090,958	2,181,916	2,181,916	10,909,580
Facility Subleases	18,268,611	1,208,333	2,069,924	2,181,400	12,808,954
Total	35,314,926	2,871,540	4,304,736	4,387,116	23,751,534

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements requiring disclosure.

RESPONSE BIOMEDICAL CORPORATION

Outstanding Share Capital

As at December 31, 2007 there were 129,977,631 common shares issued and outstanding for a total of $71,393,556 in share capital, 10,578,375 (of which 2,548,057 are exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.75 per share, 2,417,337 common shares reserved for future grant or issuance under the Company’s stock option plan and 12,094,534 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.62 per share.

As at March 27, 2008 there were 130,376,131 common shares issued and outstanding for a total of $71,708,737 in share capital, 10,422,475 (of which 2,611,862 are exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.75 per share, 2,564,737 common shares reserved for future grant or issuance under the Company’s stock option plan and 11,704,534 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.62 per share.

Transactions With Related Parties

The following payments were made to directors or companies related to or under their control:

	2007	2006	2005
	$	$	$
General and administrative
Strategic consulting services	250,000	66,500	85,301
Directors’ fees	—	80,000	—
Legal fees	41,456	9,897	—
	291,456	156,397	85,301

Strategic consulting services fees totaling $250,000 were incurred by the Company in 2007 for extraordinary services provided by a member of the Board of Directors in relation to financing activities including the planning and closing of the $12,000,000 private placement financing in July 2007. As at December 31, 2007, $250,000 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

Strategic consulting services fees were incurred by the Company in 2006 and 2005 for services provided by members of the Board of Directors. As at December 31, 2006, $Nil remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2005 - $933].

The Company retains a law firm where a corporate partner is a member of the Board of Directors. For the year ended December 31, 2007, the Company incurred legal fees payable to this law firm of $41,456 [2006 - $9,897; 2005 - $Nil]. As at December 31, 2007, $15,610 remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2006 - $10,452; December 31, 2005 - $Nil].

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year ended December 31, 2007, the Company earned revenues totaling $528,119 (product revenue $1,247 and contract service fees and revenues from collaborative research arrangements $526,872) [2006 - revenues from collaborative research arrangements - $171,225; 2005 – $Nil], subsequent to the development partner becoming a related party. As at December 31, 2007, $126,465 of the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables [December 31, 2006 –$171,225; December 31, 2005 - $Nil]

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

RESPONSE BIOMEDICAL CORPORATION

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2007, four [December 31, 2006 - four] customers represent 78% [December 31, 2006 - 80%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as most of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

Disclosure and Financial Reporting Controls

Evaluation of Disclosure Controls and Procedures
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 and have concluded that, as at December 31, 2007, the Company’s disclosure controls and procedures were effective.

Evaluation of Internal Control Over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon their assessment, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective. Ernst & Young LLP has issued an attestation report on the Company's internal control over financial reporting, which is included in the audited consolidated financial statements of the Company as at and for the years ended December 31, 2007 and 2006.

Changes in Internal Control Over Financial Reporting
No change in the Company’s internal control over financial reporting occurred during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2007 had an accumulated deficit of $67,493,123 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business;

RESPONSE BIOMEDICAL CORPORATION

2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail its current operations resulting in a material adverse impact on its business;

3) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses;

4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications;

5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted;

6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area;

7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all;

8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market;

9) New instrument: The Company is currently in the process of applying for FDA 510(K) clearance to market a new instrument projected to be commercially available in the US in mid 2008. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s RAMP NT-proBNP Test and the Flu A+B test to be sold by 3M. There is no assurance that the instrument will be completed in a timeframe optimal to the launch of the NT-proBNP Test and the Flu A+B test, that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications;

10) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business;

11) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances;

12) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs;

RESPONSE BIOMEDICAL CORPORATION

13) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses;

14) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and

15) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 40-F.

RESPONSE BIOMEDICAL CORPORATION

Management’s Responsibility for Financial Reporting

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company.

The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report expresses their opinion on the consolidated financial statements of the Company.

The external auditors have free and full access to the Audit Committee with respect to their findings.

S. Wayne Kay	Robert G. Pilz
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report on Financial Statements

To the Shareholders of Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation (the “Company”) as of December 31, 2007 and 2006, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management.

Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

As discussed in Note 3 to the consolidated financial statements, during 2007 the Company changed its accounting policies for financial instruments and comprehensive income.

March 14, 2008
Chartered Accountants
Vancouver, Canada

RESPONSE BIOMEDICAL CORPORATION

Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Response Biomedical Corporation

We have audited Response Biomedical Corporation’s (the “Company”) internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under Disclosure and Financial Reporting Controls in Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 31, 2007. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion thereon.

March 14, 2008
Chartered Accountants
Vancouver, Canada

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 14, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

March 14, 2008
Chartered Accountants
Vancouver, Canada

RESPONSE BIOMEDICAL CORPORATION

Consolidated Balance Sheets

[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)

As at December 31, 2007	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	8,173,961	5,707,076
Restricted cash [note 4]	106,527	-
Short-term investments	30,686	3,459,780
Trade receivables, net [note 5]	742,624	568,207
Other receivables	1,318,107	74,453
Inventories [note 6]	1,153,506	1,189,111
Prepaid expenses and other [note 16[e][ii]]	479,398	368,036
Total current assets	12,004,809	11,366,663
Restricted investment [notes 11[c] and 16[e][ii]]	875,375	-
Property, plant and equipment [note 7]	5,047,991	1,579,892
Deferred costs [note 8]	10,176	20,376
	17,938,351	12,966,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	3,419,383	1,995,593
Holdback payable [note 4]	106,527	-
Lease inducements - current portion [note 11]	191,445	-
Deferred revenue - current portion [note 12]	126,333	107,477
Total current liabilities	3,843,688	2,103,070
Lease inducements [note 11]	2,941,295	-
Deferred revenue [note 12]	80,147	108,685
	6,865,13	2,211,755
Commitments and contingencies [note 16]
Shareholders’ equity
Share capital [note 13[b]]	71,393,556	56,868,133
Contributed surplus [note 13[b]]	7,172,788	7,479,125
Deficit	(67,493,123)	(53,592,082)
Total shareholders’ equity	11,073,221	10,755,176
	17,938,351	12,966,931

See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

RESPONSE BIOMEDICAL CORPORATION

Consolidated Statements of Loss, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

Years ended December 31	2007	2006	2005
	$	$	$

REVENUE
Product sales [notes 14 and 17]	3,557,244	3,786,337	3,088,638
Cost of sales [notes 8 and 13[d]]	3,201,626	2,311,412	1,652,033
Gross profit on product sales	355,618	1,474,925	1,436,605

Contract service fees and revenues from
collaborative research arrangements [notes 14 and 17]	526,872	633,721	401,042
	882,490	2,108,646	1,837,647
EXPENSES
Research and development [note 13[d]]	7,167,758	6,393,641	4,387,304
Marketing and business development [note 13[d]]	2,457,621	2,597,189	3,319,288
General and administrative [notes 13[d] and 14]	5,029,195	2,545,713	2,386,328
Total expenses	14,654,574	11,536,543	10,092,920

OTHER EXPENSES (INCOME)
Interest expense [notes 9 and 10]	851	74,849	92,379
Interest income	(359,543)	(135,663)	(13,417)
Deferred costs [note 8]	-	37,926	73,047
Gain on disposal of assets	(4,330)	(123)	(6,834)
Foreign exchange loss (gain)	491,979	(76,719)	24,535
Total other expenses (income)	128,957	(99,730)	169,710
Loss and comprehensive loss for the year	(13,901,041)	(9,328,167)	(8,424,983)

Deficit, beginning of year	(53,592,082)	(44,263,915)	(35,838,932)
Deficit, end of year	(67,493,123)	(53,592,082)	(44,263,915)

Loss per common share - basic and diluted
[note 13[g]]	$(0.12)	$(0.10)	$(0.12)
Weighted average number of common shares
outstanding [note 13[g]]	120,509,268	91,060,203	67,631,104

See accompanying notes

RESPONSE BIOMEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31	2007	2006	2005
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(13,901,041)	(9,328,167)	(8,424,983)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	338,348	240,580	218,921
Gain on disposal of property, plant and equipment	(4,330)	(123)	(6,834)
Stock-based compensation	665,185	648,257	1,007,525
Amortization of deferred costs [note 8]	10,200	48,126	73,047
Accretion of convertible debentures [note 10]	-	21,989	48,040
Director’s fee	-	80,000	-
Deferred lease inducements	718,380	-	(8,690)
Changes in non-cash working capital	(31,103)	(1,349,249)	1,578,691
Cash used in operating activities	(12,204,361)	(9,638,587)	(5,514,283)

INVESTING ACTIVITIES
Short term investments	3,429,094	(3,459,780)	-
Restricted investment	(875,375)	-	-
Purchase of property, plant and equipment	(1,973,533)	(1,122,580)	(535,068)
Proceeds on disposal of property, plant and equipment	5,445	12,631	6,834
Cash used in investing activities	585,631	(4,569,729)	(528,234)

FINANCING ACTIVITIES
Repayable lease inducement received	932,942	-	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	13,553,902	20,784,859	141,085
Proceeds from share subscriptions received
prior to close of financing	-	-	766,045
Proceeds from (repayment of) bank indebtedness	-	(1,070,514)	1,070,514
Proceeds from debentures	-	-	1,579,000
Deferred financing and share issue costs	-	-	(70,690)
Cash provided by financing activities	14,486,844	19,714,345	3,485,954

Effect of changes in foreign currency rates
on cash and cash equivalents	(401,229)	25,365	12,844

Increase (decrease) in cash during the year	2,868,114	5,506,029	(2,556,563)
Cash and cash equivalents, beginning of year	5,707,076	175,683	2,719,402
Cash and cash equivalents, end of year	8,173,961	5,707,076	175,683

Components of Cash
Cash	7,277,731	3,370,037	175,683
Cash equivalents	896,230	2,337,039	-
Short-term investments	30,686	3,459,780	-
Cash, cash equivalents, and short-term investments, end of year	8,204,647	9,166,856	175,683

Supplemental Disclosure
Interest paid in cash	-	52,159	44,339
Non-cash activity:
Non-repayable leasehold improvement allowance [note 11[b]]	438,219	-	-

See accompanying notes

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007
(Expressed in Canadian dollars)

1. Basis of Presentation and Going Concern Uncertainty

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at December 31, 2007 had an accumulated deficit of $67,493,123 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. The Company has also received cash from the exercise of outstanding stock options during the year ended December 31, 2007 in the amount of $689,412 and received cash from the exercise of outstanding warrants during the year ended December 31, 2007 in the amount of $1,741,159.

In July 2007, the Company closed a private placement equity financing generating net proceeds of $11,123,331 comprising of 12,000,000 common shares at a price of $1.00 per share. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2007 and its results of operations and its cash flows for the period then ended and for all such periods presented.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in Note 19. A summary of the significant accounting policies is as follows:

Basis of consolidation
These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active US company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)2. Significant Accounting Policies (continued)

Use of estimates
The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of 90 days or less at the time of acquisition.

Short-term investments
All highly liquid financial instruments with an original maturity greater than 90 days are considered to be short-term investments. Short-term investments are recorded at fair value (Note 3).

Inventories
Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Deferred financing, share issue and other deferred costs
Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements until the time the bank indebtedness is repaid or until the debentures are converted, respectively after which the balance of the unamortized amount is transferred to share capital. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes. Other deferred costs relate to the cost of product provided to a customer in connection with a sales agreement and are amortized on a straight-line basis over the term of the contract.

Restricted investment
The Company’s restricted investment is recorded at fair value and represents a long-term security deposit for the new leased premise as outlined in Note 16 [e][ii].

Property, plant and equipment
Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease
Leasehold improvements inducements	Term of lease

Leases
Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Warranty accrual
The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rate of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Deferred lease inducements
Lease inducements arising from non-repayable leasehold improvement allowances and rent-free inducements received are being amortized to reduce rent expense over the term of the lease on a straight-line basis.

Revenue recognition
Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.
Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Foreign currency translation
Monetary items denominated in foreign currencies, including those of the Company’s US integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date and all other assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share
Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Future income taxes
The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Stock-based compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 13 [c] to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Convertible debentures
The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised and value of warrants exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

3. Changes in Accounting Policies and Recent Accounting Prounouncements

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period-consolidated financial statements.

Comprehensive Income
CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Financial Instruments – Recognition and Measurement
Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs are included in the carrying amounts of financial instruments as they are carried on the balance sheet. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company classified its cash and cash equivalents and short-term investments as held-for-trading. The restricted investment is classified as held-to-maturity. Trade receivables and other receivables are classified as loans and receivables. Accounts payable and repayable leasehold improvement allowance are classified as other financial liabilities.

The adoption of these accounting policy changes has not had a material impact on the Company’s financial position as at January 1, 2007.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

3. Changes in Accounting Policies and Recent Accounting Prounouncements (continued)

RECENT ACCOUNTING PRONOUNCEMENTS
The Accounting Standards Board has issued the following recommendations:

[a]

CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These new standards are applicable to fiscal years beginning on or after October 1, 2007. The Company will adopt these new standards on January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

[b]

CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The Company will adopt this standard January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

[c]

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted.

Implementing IFRS will have and impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

4. Restricted Cash and Holdback

Restricted cash represents the proceeds of a 10% holdback of payments payable to a company contracted to perform upgrades to the Company’s new leased premise [Note 16 [e][ii]]. The offsetting holdback payable is disclosed on the consolidated balance sheet under current liabilities. The restricted cash will be disbursed when both parties agree that the upgraded project is substantially complete.

5. Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables and accounts payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2007, four [December 31, 2006 - four] customers represent 78% [December 31, 2006 - 80%] of the trade receivables balance. For the year ended December 31, 2007, three customers represent 47% [year ended December 31, 2006 – three customers represent 55%] of total product sales. For the year ended December 31, 2007, one customer represents 100% [year ended December 31, 2006 – one customer represents 78%] of total service revenues. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

5. Financial Instruments (continued)

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as most of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities.

6. Inventories

	December 31,	December 31,
	2007	2006
	$	$
Raw materials	575,121	574,720
Work in process	270,352	257,718
Finished goods	308,033	356,673
	1,153,506	1,189,111

7. Property, Plant and Equipment

		Accumulated	Net book
	Cost	amortizat	value
	$	$	$

December 31, 2007
Office furniture and equipment	437,619	20,789	416,830
Office computer equipment	168,709	94,718	73,991
Laboratory furniture and equipment	471,624	430,437	41,187
Laboratory computer equipment	361,776	316,846	44,930
Computer software	307,096	179,807	127,289
Manufacturing equipment	1,644,216	199,693	1,444,523
Manufacturing molds	593,913	184,980	408,933
Leasehold improvements	2,530,270	39,962	2,490,308
	6,515,223	1,467,232	5,047,991

December 31, 2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,431
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,827
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

7. Property, Plant and Equipment (continued)

Amortization expense for the year ended December 31, 2007 amounted to $338,348 [2006 - $240,580; 2005 - $218,921].

As at December 31, 2007, the following property, plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2007	2006
	$	$

Deposits paid for furniture and equipment purchases	416,830	—
Assets related to the automation of the Company's
manufacturing processes	842,965	1,005,338
Leasehold improvements related to leased premises not
yet occupied	2,484,159	—
	3,743,954	1,005,338

8. Deferred Costs

	December 31,	December 31,
	2007	2006
	$	$
Beginning balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
	20,376	121,832

Additions:
Other deferred costs	—	30,576
Reductions:
Amortization of financing costs	—	(37,926)
Amortization of other deferred costs	(10,200)	(10,200)
Financing costs recorded to share capital upon
conversion of debentures into shares	—	(15,659)
Financing costs recorded to share capital upon
termination of line of credit	—	(35,940)
Share issue costs recorded to share capital upon
close of equity financing	—	(32,307)
Total	10,176	20,376

For the year ended December 31, 2007, the Company had amortization expense of $Nil related to deferred loan cost [2006 - $37,926; 2005 - $73,047] and $10,200 charged to cost of sales [2006 - $10,200; 2005- $Nil] [see Notes 9 and 10].

9. Bank Indebtedness

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

9. Bank Indebtedness (continued)

The guarantor exercised 449,250 warrants in 2006 at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the year ended December 31, 2007, amounted to $Nil [2006 - $12,419; 2005 - $19,258].

Other interest expense, not related to the line of credit and not related to debentures [see Note 10], for the year ended December 31, 2007 amounted to $851 [2006 - $5,087; 2005 - $3,283].

10. Convertible Debentures

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense.

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in 2006 in the amount of $1,293,323.

For the year ended December 31, 2007, interest expense, including accretion of debentures, amounted to $Nil [2006 -$57,343; 2005 - $69,838].

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

11. Lease Inducements

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 16[e][ii]]. The agreement provides for lease inducements to be provided by the landlord to the Company.

The lease inducements disclosed on the consolidated balance sheet as a result of these benefits is comprised of the following:

	December 31,	December 31,
	2007	2006
	$	$
Deferred Lease Inducements
Rent-free inducement [a]	718,380	—
Non-repayable leasehold improvement allowance [b]	438,219	—

Repayable Lease Inducement
Repayable leasehold improvement allowance [c]	1,976,141	—
Total	3,132,740	—

Summarized as to:
Current Portion
Rent-free inducement [a]	43,901	—
Non-repayable leasehold improvement allowance [b]	26,780	—
Repayable leasehold improvement allowance [c]	120,764	—
Current portion	191,445	—
Long-term portion	2,941,295	—
Total	3,132,740	—

[a]

The Company negotiated a long-term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008. The lease inducement benefit arising from the rent-free period will be amortized on a straight-line basis over the term of the lease as a reduction to rental expense.

[b]

The Company negotiated a non-repayable allowance for expenditures related to general upgrades to the new premise. As per the terms of the lease, the maximum allowance under this arrangement is $1.708 million and it is expected the entire amount will be required. The lease inducement benefit arising from the non-repayable leasehold improvement allowance will be amortized on a straight-line basis over the term of the lease as a reduction to rental expense.

[c]

The Company negotiated a repayable leasehold improvement allowance for a maximum of $8.0 million to be used for additional improvements to the new premise. It is expected the entire amount will be required. This lease inducement will be repaid over the term of the lease commencing April 1, 2008 at approximately $91,300 per month including interest calculated at an interest rate negotiated between the Company and the landlord. The Company was not required to provide any collateral on this repayable leasehold improvement allowance, however, to secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value of investment securing the letter of credit - $875,375) [Note [16][e]ii].

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

11.	Lease Inducements (continued)

Future principal repayments due to be paid on the maximum repayable leasehold improvement allowance to be drawn are estimated as follows:

Years ending December 31,	$
2008	168,093
2009	246,708
2010	275,249
2011	307,091
2012	342,618
Thereafter	6,660,241
8,000,000

12. Deferred Revenue

	December 31,	December 31,
	2007	2006
	$	$
Beginning balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
	216,162	249,075

Additions:
Product sales	108,006	151,864
Contract service fees and revenues from
collaborative development arrangements	—	10,000
Recognition of revenue:
Product sales	(117,688)	(85,599)
Contract service fees and revenues from
collaborative development arrangements	—	(109,178)
Ending balance:
Product sales	206,480	216,162
Total	206,480	216,162

Summarized as to:
Current portion deferred revenue	126,333	107,477
Long - term portion deferred revenue	80,147	108,685
Total	206,480	216,162

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

13. Share Capital and Contributed Surplus

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options [v]	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of warrants [ii and iii]	38,797,419	17,940,140	2,216,359
Issued for non-cash consideration:
Conversion of debentures [note 10]	3,759,519	1,293,323	(274,409)
Directors’ fees [iv]	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 8]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised [v]	—	2,175	(2,175)
Stock-based compensation [note 13[d]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	3,169,006	1,741,159	—
Exercise of stock options	1,343,763	689,412	—
Private placement, net of issue costs [i]	12,000,000	11,123,331	—
Issued for non-cash consideration:
Value of warrants exercised	—	545,818	(545,818)
Stock-based compensation related to
stock options exercised	—	425,703	(425,704)
Stock-based compensation [note 13[d]]	—	—	665,185
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788

[i]

On July 23, 2007, the Company closed a private placement consisting of 12,000,000 shares at a price of $1.00 per share. Gross proceeds were $12,000,000 before share issuance costs of $876,669 for net proceeds of $11,123,331.

[ii]

On December 11, 2006 the Company closed a private placement for gross proceeds of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share.

[iii]

On March 30, 2006, the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. Gross proceeds were $12,000,000 before share issuance costs of $973,339 for net proceeds of $11,026,661.

[iii]

In connection with the financings, the Company paid cash commissions of $700,000, legal and professional fees of $240,670 and finders fees of $32,669. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

13. Share Capital and Contributed Surplus (continued)

The 13,400,000 share purchase warrants issued as a result of the private placement were classified as a separate component of equity, the fair value of which was determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk-free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds was allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

Share issue costs totaling $973,339 were allocated to share capital in the amount of $777,698 and to contributed surplus in the amount of $195,641, proportional to the fair value of shares and warrants, respectively.

[iv]	133,332 shares were issued to board members in 2006 in payment of directors’ fees for joining and assisting with the restructuring of the Board of Directors at a deemed price of $0.60 per share.

[v]

In December 2004, the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option was recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus. In April 2006, the option was partially exercised in the amount of 29,875 units comprising 29,875 shares and 14,937 warrants exercisable at a price of $1.50 per share expiring on December 30, 2006, or consideration of $22,406. The option balance to purchase 361,292 units expired on December 30, 2006. $2,175 was recorded from contributed surplus to share capital in 2006 for the fair value of the exercised agent’s option.

[c]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and was originally set to terminate on May 3, 2007.

At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan such that it no longer has a termination date. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years (in general) and the term may not exceed five years.

At the Annual General Meeting held on June 14, 2007, the Company’s shareholders also approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 13,500,000 to 17,000,000. Of the 17,000,000 [December 31, 2006 – 13,500,000] stock options authorized for grant under the 2005 Plan, 2,417,337 stock options are available for grant at December 31, 2007.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

13. Share Capital and Contributed Surplus (continued)

At December 31, 2007, the following stock options were outstanding:

			Options outstanding		Options exercisable
			December 31, 2007		December 31, 2007
	Number of	Weighted average		Number of
Range of	shares under	remaining	Weighted average	options currently	Weighted average
exercise price	option price	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	13,000	2.80	0.33	13,000	0.33
0.40 – 0.49	81,087	2.61	0.46	46,752	0.43
0.50 – 0.59	3,873,100	3.05	0.57	935,590	0.55
0.60 – 0.69	1,611,275	4.01	0.67	57,395	0.64
0.70 – 0.79	644,950	1.55	0.73	565,570	0.72
0.80 – 0.89	1,947,650	3.24	0.85	851,400	0.80
0.90 – 0.99	75,000	3.37	0.91	7,500	0.91
1.00 – 1.10	2,332,313	4.65	1.05	70,850	1.09
0.33 – 1.10	10,578,375	3.49	0.75	2,548,057	0.69

The options expire at various dates from January 6, 2008 to December 4, 2012.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of
	optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,988,913	0.89
Options forfeited	(96,750)	0.75
Options cancelled	(404,125)	0.66
Options expired	(159,250)	0.66
Options exercised	(1,343,763)	0.51
Balance, December 31, 2007	10,578,375	0.75

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2007 and 2006 except for 2,817,500 options issued in 2006 where the exercise price was based on a price reservation approved by the TSX Venture Exchange in accordance with the Company’s stock option plan.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

13. Share Capital and Contributed Surplus (continued)

[d]	Stock-based compensation

For the year ended December 31, 2007, the Company recognized total stock-based compensation of $665,185 [2006 - $648,257; 2005 - $1,007,525]. For the year ended December 31, 2007, the Company recognized compensation expense of $594,664 [2006 - $547,680; 2005 - $935,021] as a result of stock options granted to officers, directors and employees and recognized compensation expense of $70,521 [2006 - $100,577; 2005 - $72,504] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	73%	74%	103%
Risk-free interest rate	4.12%	4.05%	3.24%
Expected life in years	3.92	3.55	2.30
Fair value per share	$0.49	$0.45	$0.30

The following table shows stock-based compensation allocated by type of cost:

	2007	2006	2005
	$	$	$
Cost of sales - products and services	31,582	50,268	72,591
Research and development	65,063	44,844	215,617
Marketing and business development	50,649	125,945	204,615
General and administrative	517,891	427,200	514,702
	665,185	648,257	1,007,525

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at December 31, 2007, 330,000 common shares have been released from escrow leaving a balance of escrow shares as at December 31, 2007 of 495,000.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

13. Share Capital and Contributed Surplus (continued)

[f]	Common share purchase warrants

At December 31, 2007, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date

12,094,534	0.62	March 30,2008

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(3,169,006)	0.55
Balance, December 31, 2007	12,094,534	0.62

[g]	Loss per common share

	2007	2006	2005
Numerator
Loss for the year	(13,901,041)	(9,328,167)	(8,424,983)
Denominator
Weighted average number of
common shares outstanding	120,509,268	91,060,203	67,631,104
Loss per common share - basic and diluted	($0.12)	($0.10)	($0.12)

14. Related Party Transactions

The following payments were made to directors or companies related to or under their control:

	2007	2006	2005
	$	$	$
General and administrative
Strategic consulting services	250,000	66,500	85,301
Directors’ fees [note 13[b][iv]]	—	80,000	—
Legal fees	41,456	9,897	—
	291,456	156,397	85,301

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

14. Related Party Transactions (continued)

Strategic consulting services fees totaling $250,000 were paid or accrued by the Company in 2007 for extraordinary services provided by a member of the Board of Directors in relation to financing activities including the planning and closing of the $12,000,000 private placement financing in July 2007 [Note 13[b][i]]. As at December 31, 2007, $250,000 remained outstanding and was included in the balance of accounts payable and accrued liabilities.

Strategic consulting services fees were incurred by the Company in 2006 and 2005 for services provided by members of the Board of Directors. As at December 31, 2006, $Nil remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2005 - $933].

The Company retains a law firm where a corporate partner is a member of the Board of Directors. For the year ended December 31, 2007, the Company incurred legal fees payable to this law firm of $41,456 [2006 - $9,897; 2005 - $Nil]. As at December 31, 2007, $15,610 remained outstanding and was included in the balance of accounts payable and accrued liabilities [December 31, 2006 - $10,452; December 31, 2005 - $Nil].

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year ended December 31, 2007, the Company earned revenues totaling $528,119 (product revenue $1,247 and contract service fees and revenues from collaborative research arrangements $526,872) [2006 - revenues from collaborative research arrangements - $171,225; 2005 – $Nil], subsequent to the development partner becoming a related party. As at December 31, 2007, $126,465 of the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables [December 31, 2006 - $171,225; December 31, 2005 - $Nil].

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

15. Income Taxes

At December 31, 2007 the Company had approximately $37,290,000 of non-capital loss carry forwards, approximately $2,563,000 of federal investment tax credits and approximately $1,213,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial	Federal	Non-capital
	investment	investment	loss
	tax credit	tax credits	carry forwards
	$	$	$
2008	—	151,000	2,157,000
2009	—	227,000	3,028,000
2010	239,000	430,000	3,163,000
2011	213,000	384,000	—
2012	129,000	233,000	—
2013	93,000	168,000	—
2014	20,000	36,000	4,101,000
2015	65,000	116,000	6,840,000
2026	156,000	281,000	7,582,000
2027	298,000	536,000	10,419,000
	1,213,000	2,562,000	37,290,000

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

15. Income Taxes (continued)

In addition, the Company has unclaimed tax deductions of approximately $10,639,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $5,082,000.

Significant components of the Company’s future tax assets as of December 31, 2007 are shown below.

	2007	2006
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	453,000	497,000
Non-capital loss carry forwards	10,068,000	9,306,000
Research and development deductions and credits	5,914,000	4,779,000
Share issue costs	416,000	408,000
Unearned revenue	56,000	67,000
Unrealized foreign exchange	84,000	68,000
Free rent liability	194,000	—
Repayable lease inducement	67,000	—
Other	102,000	113,000
Total future tax assets	17,354,000	15,238,000
Valuation allowance	(17,354,000)	(15,238,000)
—	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2007 and 2006.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.12% [2006 – 34.12%; 2005 – 34.87%] statutory tax rate, at December 31, 2007 is:

	2007	2006	2005
	$	$	$
Income taxes (recovery) at statutory rates	(4,748,000)	(3,168,000)	(2,938,000)
Expenses not deductible for tax purposes	120,000	196,000	359,000
Non-capital losses for which no
benefit has been recognized	3,555,000	2,579,000	1,898,000
Other temporary differences for which no
benefit has been recognized	1,063,000	393,000	681,000
Change in future corporate income tax rates	1,447,000	1,075,000	—
Change in valuation allowance due to change
in future corporate income tax rates	(1,447,000)	(1,075,000)	—
Net future tax assets	—	—	—

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

16. Commitments and Contingencies

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia “UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company incurred an expense of $11,000 in the year ended December 31, 2007 [2006 - $11,000; 2005 - $10,500].

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the year ended December 31, 2007, the Company incurred an expense of $44,845 [2006 - $54,528; 2005 - $87,460] for royalties to the supplier.

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company was required to pay the sub-landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. The property sublease agreement term was extended from December 14, 2007 to March 31, 2008. For the duration of the sublease extension term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities. Rent expense for the year ended December 31, 2007 was $720,336 [2006 - $747,256; 2005 - $300,680].

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

16.	Commitments and Contingencies (continued)

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008. Rent is payable from February 1, 2008 to January 31, 2023. For the first year of the lease period, the Company is required to pay the landlord a total gross monthly rent of approximately $173,830 including operating costs with yearly increases of 3% of base rent. A deposit of $145,100 for February 2008 rent was paid and is included in the balance of prepaid expenses as at December 31, 2007. To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value - $875,375) disclosed as restricted investment in the long-term asset section of the Consolidated Balance Sheets.

	[iii]	The Company entered into a number of operating leases to lease various administrative equipment.

	[iv]	The minimum annual cost of lease commitments is estimated as follows:

	Premises	Equipment	Total
Years ending December 31,	$	$	$
2008	1,208,333	19,896	1,228,229
2009	1,021,402	19,896	1,041,298
2010	1,048,522	1,800	1,050,322
2011	1,076,386	—	1,076,386
2012	1,105,014	—	1,105,014
Thereafter	12,808,954	—	12,808,954
	18,268,611	41,592	18,310,203

[f]	Commitments to purchase equipment

At December 31, 2007, the Company has outstanding purchase order commitments totaling $541,353 related to the purchase of office equipment and furniture.

17. Segmented Information

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2007, $526,872 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer [2006 - three customers for a total of $633,721; 2005 -two customers for a total of $401,042].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2007	2006	2005
	$	$	$
United States	526,872	479,956	149,782
Canada	—	80,000	—
Asia	—	73,765	251,260
Total	526,872	633,721	401,042

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

17. Segmented Information (continued)

For the year ended December 31, 2007, $1,671,905 in product sales was generated from three customers [2006 – $2,347,529 from four customers; 2005 – $1,698,751 from four customers].

Product sales by customer location for were as follows:

	2007	2006	2005
	$	$	$
United States	1,078,737	1,530,726	2,052,642
Asia	1,267,473	1,564,497	759,855
Canada	394,891	389,013	186,593
Europe	623,126	227,357	79,540
Other	193,017	74,744	10,008
Total	3,557,244	3,786,337	3,088,638

Product sales by type of product were as follows:

	2007	2006	2005
	$	$	$
Clinical products	2,222,642	2,356,187	738,456
Vector products (West Nile Virus)	506,631	646,032	707,477
Bio-defense products	827,971	784,118	1,642,705
Total	3,557,244	3,786,337	3,088,638

18. Comparative Figures

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

19. Reconciliation of Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	2007	2006	2005
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(13,901,041)	(9,328,167)	(8,424,983)

Excess of fair value over nominal value paid
for escrow shares released during the year	(292,400)	—	—
Interest accretion on convertible debt	—	21,989	48,039
Amortization of deferred financing costs	—	(444)	(296)
Total loss and comprehensive loss
according to US GAAP	(14,193,441)	(9,306,622)	(8,377,240)

Basic and diluted net loss per share
according to US GAAP	($0.12)	($0.10)	($0.12)

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

19. Reconciliation of Generally Accepted Accounting Principles (continued)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Share capital	71,393,556	71,393,556	56,868,133	56,798,845
Contributed surplus [note 16 [c]	7,172,788	7,908,034	7,479,125	7,921,971
Deficit [note 16 [c]	(67,493,123)	(68,159,081)	(53,592,082)	(53,965,640)

[a]

Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow. 330,000 shares were released from escrow in 2007, of which $292,400 was attributed to the excess of the fair value of the escrow shares over the nominal amount paid.

[b]

For purposes of reconciliation to US GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123(R) such re-pricings are not subject to variable plan accounting. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[c]

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

[d]	Trade receivables comprise:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable reserves be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
	$	$
Trade receivables	742,624	568,707
Less: allowance for doubtful accounts	—	(500)
Trade receivables, net	742,624	568,207

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

19. Reconciliation of Generally Accepted Accounting Principles (continued)

[e]	Inventories comprise:

Under Canadian GAAP, inventories are presented in the consolidated financial statements net of allowance for obsolescence. US GAAP requires that provisions for inventory obsolescence be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
	$	$
Raw materials	579,100	598,440
Work in process	281,039	305,856
Finished goods	320,069	370,443
Less: provision for obsolesence	(26,702)	(85,628)
Net realizable value	1,153,506	1,189,111

[f]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
	$	$
Trade accounts payable	2,107,662	992,778
Employee-related accruals	285,144	320,159
License fees payable	—	291,300
Other accrued liabilities	1,026,577	391,356
	3,419,383	1,995,593

[g]	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation”. FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified-prospective transition method.

Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below. Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under FAS 123, upon adoption of FAS 123(R), the Company recognized in income the cumulative effect, if any, of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at December 31, 2005, the effect of which was $nil for the year ended December 31, 2006.

[h]	Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

RESPONSE BIOMEDICAL CORPORATION

Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in Canadian dollars)

19.	Reconciliation of Generally Accepted Accounting Principles (continued)

As the Company’s subsidiary is wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting and interim periods, disclosure and transition. The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company receives an assessment for interest and/or penalties, it will be classified in the financial statements as selling, general and administrative expenses.

20.	Subsequent Events

[a]	In February 2008, 82,500 shares were released from escrow [Note [13][e]].

[b]

Subsequent to December 31, 2007, the Company issued 390,000 common shares pursuant to the exercise of warrants for gross proceeds of $241,800 and 8,500 common shares pursuant to the exercise of stock options for gross proceeds of $5,790.

Corporate Offices	Corporate Information

1781 – 75th Ave W.	Share Listings
Vancouver, BC V6P 6P2 CANADA	Toronto Stock Exchange, symbol RMB
Tel: (604) 456-6010	OTCBB, symbol RPBIF
Fax: (604) 456-6066
Shareholder Contacts
E-mail: info@responsebio.com	For stock transfers, lost stock certificates,
Website: responsebio.com	address changes and similar inquiries,
contact the Transfer Agent and Registrar.

Board of Directors
For other shareholder or investor inquiries, contact:
Richard J. Bastiani, PhD	Bill Wickson, Manager, Investor Relations
Chairman	bwickson@responsebio.com
(604) 456-6073 or
Richard K. Bear, CPA
visit our website at www.responsebio.com
Anthony F. Holler, MD
Receive shareholder updates by e-mail
S. Wayne Kay, MBA	We encourage you to register to receive shareholder
Todd R. Patrick, MBA	materials by e-mail, which provides the most immediate
distribution of information. To register, please visit our
Ian A. Webb, MSc, LLB
website at responsebio.com. (e-news sign up)

Management	Transfer Agent and Registrar
Computershare Investor Services Inc.
S. Wayne Kay, MBA	510 Burrard Street
Chief Executive Officer
Vancouver, BC V6C 3B9
Duane A. Morris	(604) 661-9400
Chief Operating Officer
Website: computershare.com
Robert G. Pilz, BComm, CMA
Vice President, Finance,	Auditors
Chief Financial Officer & Corporate Secretary	Ernst & Young LLP
Pacific Centre
Paul C. Harris, PhD
PO Box 10101
Vice President, Research & Development
700 West Georgia Street
Reed W. Simmons, MBA	Vancouver, BC V7Y 1C7
Vice President, Manufacturing
(604) 891-8200

Annual Meeting
Our Annual General Meeting of Shareholders will be
held at 2:00 p.m., Tuesday, June 3, 2008 in the 1300-1500
Event Rooms, Segal Graduate School of Business,
Simon Fraser University Vancouver, 500 Granville Street,
Vancouver, BC.